June 30, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Registration Statement on Form S-1
Submitted June 10, 2014
Registration No. 196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2014 relating to the Company’s Registration Statement on Form S-1 (Registration No. 196635) filed with the Commission on June 10, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

CoSense, page 1

1.    We note your revised disclosures on pages 1 and 17 concerning the AAP guidelines. Please revise your disclosure on page 1 to clarify which of the “certain” neonates are covered by the AAP recommendation. In light of your disclosure on page 17, please explain to us your basis for disclosing on page 1 that the AAP guidelines recommend the use of ETCO for these neonates absent provision of a concrete workflow for the diagnosis and treatment of hemolysis. To the extent that the nature and scope of the AAP guidelines are equivocal, please revise your summary disclosure on page 1 to explain the uncertainty associated with the AAP guidelines.

Anish Bhatnagar

June 30, 2014

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 1 and 77 of the Revised Registration Statement, specifying that “certain neonates” refers to those neonates requiring phototherapy, those unresponsive to or readmitted for phototherapy and those with bilirubin approaching exchange transfusion levels.

Serenz, page 3

2.    We note your revised disclosure concerning Serenz’s potential classification as either a medical device or drug device combination. Please revise to explain briefly how this classification will impact the level of investment required and the timeframe for approval.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised its disclosure on page 3 of the Revised Registration Statement to specify that an FDA determination that Serenz should be classified as a drug-device combination would significantly increase the level of investment required and the timeframe for approval.

3.    We note your revised disclosures on page 3 in response to prior comment 9 and on page 97 concerning the basis for GSK’s decision to terminate the relationship. Please revise your disclosure on page 3 to clarify, if true, that GSK’s decision, as explained to you, was based on its belief that the FDA would classify the product as a drug-device combination. Also, to the extent that GSK’s termination of the relationship negatively impacts your ability to find a new partner or distributor, please revise to explain this circumstance.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 98 of the Revised Registration Statement to clarify the basis for GSK’s termination of the relationship and the impact thereof.

The Offering, page 6

4.    Please revise your disclosure on pages 8 and 136, as appropriate, to clarify the status of all outstanding warrants at the time of the offering. In this regard, we note that your disclosure

Anish Bhatnagar

June 30, 2014

on pages 8 and 136 indicate that you will have warrants outstanding to purchase preferred shares; however, your disclosure on page F-10 appears to assume that these warrants will automatically convert into common shares in connection with the offering. Please also revise the Summary to highlight your disclosure at the top of page 137 regarding the discounted option exercise price for the common stock warrants issued in connection with the 2010/2012 notes.

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 8 and 137 of the Revised Registration Statement to clarify the conversion of warrants to purchase preferred stock into warrants to purchase common stock is automatic and will occur immediately prior to the completion of this offering. The Company further advises that it has revised the disclosure on page 8 to reference the discounted exercise price for the common stock warrants issued in connection with the 2010/2012 notes.

Market, Industry and Other Data, page 54

5.    Investors are entitled to rely on the disclosure contained in the prospectus. In this regard, you may not disclaim responsibility for your disclosures and a party who provides a consent for a summary that is included in the prospectus also may not disclaim responsibility for the content of that summary. Accordingly, please tell us the purpose of the disclosure you have included in the third paragraph under the heading. Also, please provide us with an analysis explaining how the second, fifth, seventh and eighth sentences of Exhibit B to Exhibit 99.1 are consistent with Rule 436 and Securities Act Section 11(a)(4).

RESPONSE TO COMMENT 5: The Company acknowledges the Staff’s comment and has revised its disclosure on page 54 of the Revised Registration Statement to delete naming the third-party provider of the research, delete the disclaimer required by such party, and delete the consent from such party. Such party has advised us that they would not consent to use their name in the prospectus without the disclaimer language and we necessarily had no other option other than to remove references to them in the Revised Registration Statement.

Common Stock Valuations, page 66

6.    We note the reference to independent third-party valuations to determine the estimated fair market value of your common stock on pages 66 and F-28. Please tell us the nature

Anish Bhatnagar

June 30, 2014

and extent of your reliance on the third party for common stock valuations. Also please describe to us your consideration of Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE TO COMMENT 6:

The Company respectfully advises the Staff that it is aware of, and has made every effort to comply with, Question 141.02. To that end, the Company notes that page 66 of the Registration Statement references a fair value determination by the board of directors that was “supported by” periodic third-party valuations. The Company further notes that, in accordance with the guidance in Question 141.02, the Company did not rely solely on third party valuations when determining a fair value for its common stock, but instead considered such valuations as one of several supporting factors in those determinations. The Company acknowledges the Staff’s comment and has revised its disclosure on page 67 of the Revised Registration Statement to give additional detail regarding the nature and extent of the use of third party valuations alongside other considerations to support the Company’s own determination of fair value for its common stock. As a result of the foregoing, the Company believes that no consent under Rule 436 is necessary.

Contractual obligations and commitments, page 73

7.    We note your response to prior comment 21. Please revise to include the table reflecting your obligations as of December 31, 2013, including any note obligations.

RESPONSE TO COMMENT 7: The Company acknowledges the Staff’s comment and has revised its disclosure on page 73 of the Revised Registration Statement to include the table reflecting the Company’s contractual obligations as of December 31, 2013, including convertible notes and interest.

8.    We note your revised disclosure in response to prior comment 25. Please revise your disclosures to clarify how the Coombs test is “inaccurate.”

Anish Bhatnagar

June 30, 2014

RESPONSE TO COMMENT 8: The Company acknowledges the Staff’s comment and has revised its disclosure on page 79 of the Revised Registration Statement to delete the statement regarding the inaccuracy of Coombs tests. Also please see page 707 of item #53 contained in the back-up binder of first-source reference documents previously provided by the Company to the Staff.

CoSense: FDA 510(k) Clearance and CE Mark Approval, page 80

9.    We note your revised disclosures on pages 2 and 81 in response to prior comment 6. Please revise the Business section, and elsewhere, as appropriate, to explain which CO concentrations are “clinically relevant” to detection of hemolysis.

RESPONSE TO COMMENT 9: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 2, 82, and 89 of the Revised Registration Statement to specify that CO concentrations of 10 parts per million or less are those that are clinically relevant to the detection of hemolysis in neonates. In addition, the Company also advises the Staff to refer to the figures contained in the CoSense clinical trial section on pages 84-86 of the Revised Registration Statement.

Clinical Trials, page 82

10.    We refer to prior comments 26 and 27. Your revised disclosure on page 83 states that a close correlation between ETCO measurements from CoSense and COHb levels measured via gas chromatography confirms that ETCO values with CoSense “accurately measures” bilirubin production. Please revise to provide support for this conclusion by also disclosing, if true, that (i) COHb is recognized as providing an accurate measurement of bilirubin production and (ii) gas chromatography is recognized as a method that provides accurate COHb measurements.

RESPONSE TO COMMENT 10: The Company acknowledges the Staff’s comment and has revised its disclosure on page 83 of the Revised Registration Statement accordingly. Also please see pages 324-325 of an article entitled “Carbon Monoxide and Carboxyhemoglobin” by Vreman et. al. that the Company will send to the Staff when it sends the courtesy copies of the Revised Registration Statement.

Federal Food, Drug, and Cosmetic Act, page 99

Anish Bhatnagar

June 30, 2014

11.    We note your revised disclosure concerning the 510(k) clearance status of your CoSense product. Please revise to explain the scope of the “initial” 510(k) clearance.

RESPONSE TO COMMENT 11: The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 of the Revised Registration Statement to describe in greater detail the indications for use for both the “initial” 510(k) clearance and the more recent 510(k) clearance.

Management, page 109

12.    We note your revised disclosures in response to prior comment 41. Please further revise to clarify whether your consulting arrangement with Mr. Nabhan remains in place. Please also refer to Regulation S-K, Item 404 and revise your related-party transactions disclosure to describe your consulting arrangements with Messrs. Wondka and Nabhan.

RESPONSE TO COMMENT 12: The Company acknowledges the Staff’s comment and has revised its disclosure on page 111 of the Revised Registration Statement to clarify that Mr. Nabhan was a consultant for the Company until April 2014 when he transitioned to an employee. The Company advises the Staff that it has revised its related-party transactions disclosure on pages 132-133 of the Revised Registration Statement to describe the consulting arrangements with Messrs. Wondka and Nabhan.

401(k) plan, page 126

13.    It is unclear how the May 2014 stock option grant approval relates to your 401(k) plan. Accordingly, please revise to locate your disclosure concerning the grants under a more appropriate heading. Please also revise the Summary disclosure to highlight the grant approvals and disclose when the options will become exercisable. Also, please confirm that these new options will be reflected in your disclosure on page 8.

Anish Bhatnagar

June 30, 2014

RESPONSE TO COMMENT 13: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 8, 58, 60, 122, 126, and 128 of the Revised Registration Statement accordingly.

Exhibits

14.    We refer to your disclosure on page 73 regarding your sublease arrangements for your new office space. Please refer to Regulation S-K, Item 601(b)(10)(ii)(D) and file the sublease as an exhibit to the registration statement.

RESPONSE TO COMMENT 14: The Company acknowledges the Staff’s comment and has added the sublease as Exhibit 10.19 to the Revised Registration Statement.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304